   As filed with the Securities and Exchange Commission on November 16, 2001 Registration
                                     No. 333-_________

                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, DC  20549

                                         FORM S-2
                                  REGISTRATION STATEMENT
                                           UNDER
                                THE SECURITIES ACT OF 1933
                                       -------------

                                   MEDIX RESOURCES, INC.
                  (Exact Name of Registrant as Specified in Its Charter)

                   Colorado                                     84-1123311
        (State or Other Jurisdiction of                      (I.R.S. Employer
        Incorporation or Organization)                    Identification Number)

                               305 Madison Avenue, 20th Floor
                                  New York, New York 10165
                                       (212) 697-2509
               (Address, Including Zip Code, and Telephone Number, Including
                  Area Code, of Registrant's Principal Executive Offices)

                                   Lyle B. Stewart, Esq.
                                   Lyle B. Stewart, P.C.
                                   3751 S. Quebec Street
                                      Denver, CO 80237
                                       (303) 267-0920
                 (Name, Address, Including Zip Code, and Telephone Number,
                        Including Area Code, of Agent for Service)
                                     -----------------

     Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous  basis  pursuant to Rule 415 under the Securities Act of
1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box: |X|

     If the  registrant  elects to deliver its latest  annual report to security holders, or a complete and legible facsimile thereof,  pursuant to item 11(a)(1)
of this Form, check the following box:

     If this Form is filed to  register  additional  securities  for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list  the  Securities  Act  registration  statement  number  of the  earlier effective registration statement for the same offering:

     If this Form is a  post-effective  amendment  filed pursuant to Rule 462(c)
under the  Securities  Act,  check the following box and list the Securities Act registration  statement number of the earlier effective  registration  statement for the same offering:

     If this Form is a  post-effective  amendment  filed pursuant to Rule 462(d)
under the  Securities  Act,  check the following box and list the Securities Act registration  statement number of the earlier effective  registration  statement for the same offering:

     If delivery of the  prospectus is expected to be made pursuant to Rule 434, please check the following box:

                              CALCULATION OF REGISTRATION FEE

                                       Proposed Maximum     Proposed Maximum      Amount of
Title of Securities    Amount to be     Offering Price     Aggregate Offering    Registration
 to be Registered       Registered       Per Share (1)         Price (1)            Fee
---------------------------------------------------------------------------------------------

Common stock, par     447,500 shares       $0.75             $335.625             $84.00
value, $.001 per
share

-------------------------------------------------------------------------------------------
(1) Estimated  solely for the purpose of calculating  the  registration  fee. In accordance  with Rule  457(c),  the price shown is based upon the average of the high and low prices of Medix's  Common Stock on November  12, 2001,  reported on the American Stock Exchange.

The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant  shall file a further amendment which specifically  states that this Registration  Statement shall  thereafter  become  effective  in  accordance  with  Section  8(a) of the
Securities  Act of  1933 or  until  this  Registration  Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION

                             DATED NOVEMBER 15, 2001

PROSPECTUS

                              MEDIX RESOURCES, INC.

                         447,500 Shares of Common Stock

     The shareholders of Medix Resources,  Inc. named herein will have the right to offer and sell up to an aggregate of 447,500 shares of our common stock under this Prospectus.

     Medix will not receive  directly any of the proceeds from the sale of these shares by the selling shareholders.  However, Medix will receive the proceeds of the  exercise  of the options  and  warrants  to purchase  the shares to be sold hereunder. Medix will pay the expenses of registration of these shares.

     The common stock is traded on the American  Stock Exchange under the symbol
"MXR".  On November 12, 2001, the closing price of the common stock was reported as $0.75.

     The  securities  offered  hereby  involve a high degree of risk.  See "RISK
FACTORS"  beginning  on page 3 for certain  risks that should be  considered  by prospective purchasers of the securities offered hereby.

     Neither the  Securities and Exchange  Commission  nor any state  securities commission  has approved or  disapproved of the securities or determined if this prospectus  is truthful or  complete.  Any  representation  to the contrary is a criminal offense.

                 The date of this Prospectus is _____ __, 2001

     No  dealer,  salesman  or  other  person  has been  authorized  to give any information or to make any  representation  not contained in or  incorporated by reference  in this  Prospectus  and,  if  given  or made,  such  information  or representation  must not be relied  upon as having  been  authorized  by us, the selling shareholders or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any  jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any  circumstances,  create any implication that the information  herein is correct as of any time  subsequent  to the date hereof or that there has been no change in our affairs since such date.

                                     ------------------
                                     TABLE OF CONTENTS
                                     ------------------

FORWARD-LOOKING STATEMENTS

RISK  FACTORS

THE COMPANY

USE OF PROCEEDS

SELLING SHAREHOLDERS

DESCRIPTION OF SECURITIES

PLAN OF DISTRIBUTION

INDEMNIFICATION OF OFFICERS AND DIRECTORS

AVAILABLE INFORMATION

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

LEGAL MATTERS

EXPERTS

                                 FORWARD-LOOKING STATEMENTS

     This  Prospectus  and the  documents  incorporated  by reference  into this
Prospectus contain  forward-looking  statements,  which mean that they relate to events or transactions that have not yet occurred, our expectations or estimates for Medix's future operations,  our growth strategies or business plans or other facts that have not yet occurred.  Such  statements can be identified by the use
of  forward-looking   terminology  such  as  "might,"  "may,"  "will,"  "could,"
"expect,"  "anticipate,"  "estimate,"  "likely," "believe," or "continue" or the negative  thereof or other  variations  thereon or comparable  terminology.  The following risk factors contain  discussions of important  factors that should be
considered   by   prospective   investors   for   their   potential   impact  on
forward-looking  statements  included in this  Prospectus  and in the  documents incorporated by reference into this Prospectus.  These important factors,  among others,  may cause actual  results to differ  materially  and adversely from the results expressed or implied by the forward-looking statements.

                                        RISK FACTORS

   An investment in our common stock:
o     has a high degree of risk;
o     is highly speculative;
o     should only be considered by those persons or entities who can afford to loose their entire investment.

     In addition to the other  information  contained  in this  Prospectus,  the following risk factors should be carefully considered in evaluating our business and an investment in our shares.  The order in which the following  risk factors are presented does not indicate the relative magnitude of the risks described.

Our Continuing Losses; Going Concern Exception; Our Need for Additional Financing

     We reported net losses of  ($5,415,000),  ($4,847,000) and ($5,422,000) for the years ended  December  31,  2000,  December  31, 1999 and December 27, 1998,
respectively,  and a net loss of ($6,486,000)  for our 2001 first three quarters ended September 30, 2001. At September 30, 2001 we had an accumulated deficit of
($30,499,000)  and a negative working capital of  ($1,949,000).  Our independent accountants  have included a "going concern"  exception in their audit report on our audited 2000 financial  statements.  See our Form 10-KSB for the fiscal year ended December 31, 2000.

     We expect to continue to  experience  loses,  in the near term,  until such time  as our  Cymedix(R)software  products  can be  successfully  deployed  with customers and produce revenue.  During 2001, we have been delinquent,  from time to time,  in the  payment of our  current  obligations,  including  payments  of withholding  and other tax  obligations.  As at this filing date, the Company is current on all payroll and tax related obligations. The current operation of our business  and our ability to continue to develop our Cymedix  software  products will depend upon our ability to obtain additional financing.  Currently,  we are not receiving  any  significant  revenues from the sale of our Cymedix  software products.  We are  attempting  to meet our  current  cash flow  needs by raising capital in the private debt and equity markets.  The development,  marketing and deployment of the Cymedix software products require  continuing working capital.
There can be no assurance  that  additional  investments  or financings  will be available  to us as needed to  support  the  development  of  Cymedix  products.
Failure to obtain such capital on a timely  basis could result in lost  business opportunities,  the sale of the Cymedix  business at a  distressed  price or the financial failure of our company.

Risk of Development Stage Company

     Since the sale of our remaining  temporary staffing business in early 2000,
we  principally   develop  software  for   Internet-based   communications   and
information  management for medical service providers,  through our wholly-owned subsidiary, Cymedix Lynx Corporation. Our software products have been tested and are currently being tested by several different healthcare  providers.  However, our Cymedix software business has not yet generated any significant revenues and will not do so until  deployed  in a "live"  transaction  setting.  The  Company expects to begin deployment in the near term.

     We are still in the process of gaining  experience  in  marketing  software products,  providing software support services,  evaluating demand for products, financing a software business and dealing with government regulation of software products.  While we are putting together a team of experienced executives,  they have come from  different  backgrounds  and may require  some time to develop an efficient  operating structure and corporate culture for our company. We believe our structure of multiple offices serves our customers well, but it does present an  additional  challenge  in  building  our  corporate  culture  and  operating structure.

     Our  products  are still in the  development  stage and have not yet proven their effectiveness or their marketability. As a developer of software products, we will be required to anticipate and adapt to evolving  industry  standards and new  technological  developments.  The  market  for  our  software  products  is characterized by continued and rapid technological advances in both hardware and
software   development,   requiring   ongoing   expenditures  for  research  and
development,  and  timely  introduction  of new  products  and  enhancements  to existing products.  The establishment of standards is largely a function of user acceptance. Therefore, such standards are subject to change. Our future success, if any, will depend in part upon our ability to enhance  existing  products,  to respond  effectively  to technology  changes,  and to introduce new products and technologies  to meet  the  evolving  needs  of our  clients  in the  healthcare information systems market. The introduction of software products in that market has been slow due to the large number of small  practitioners  who are resistant to change and the costs  associated  with  change,  particularly  in a period of rising  pressure  to  reduce  costs in the  market.  We are  currently  devoting significant  resources  toward  the  development  of  products.  There can be no assurance that we will  successfully  complete the development of these products in a timely  fashion or that our  current or future  products  will  satisfy the needs of the healthcare  information  systems market.  Further,  there can be no assurance that products or  technologies  developed by others will not adversely
affect  our  competitive   position  or  render  our  products  or  technologies
noncompetitive or obsolete.

Product Liability Risks

     Certain of our products provide applications that relate to patient medical histories and treatment plans. Any failure by our products to provide  accurate, secure and timely  information  could result in product liability claims against us by our clients or their affiliates or patients. We maintain insurance that we believes is adequate to protect  against claims  associated  with the use of our products,  but there  can be no  assurance  that our  insurance  coverage  would adequately  cover any claim  asserted  against us. A  successful  claim  brought against us in excess of our  insurance  coverage  could have a material  adverse effect on our results of  operations,  financial  condition  or  business.  Even unsuccessful  claims could result in the expenditure of funds in litigation,  as well as diversion of management time and resources.

There is Great Uncertainty in the Healthcare Industry

     The healthcare and medical  services  industry in the United States is in a period  of  rapid  change  and  uncertainty.  Governmental  programs  have  been proposed,  and some adopted, from time to time, to reform various aspects of the
U.S.  healthcare  delivery system.  Some of these programs contain  proposals to increase  government  involvement in healthcare,  lower  reimbursement rates and otherwise change the operating environment for our customers.  Particularly, the
Health Insurance Portability and Accountability Act of 1996, and the regulations that are being promulgated  thereunder,  are causing the healthcare  industry to change its procedures and incur substantial cost in doing so. Although we expect these  regulations  to have the  beneficial  effect of spurring  adoption of our software  products we cannot  predict with any  certainty  what impact,  if any, these and future healthcare reforms might have on our business.

Risks of Infringement of Proprietary Technology

     Our wholly-owned  subsidiary,  Cymedix Lynx  Corporation,  has been granted certain  patent  rights,  trademarks  and  copyrights  relating to its  software business.  These patents and copyrights  have been assigned by our subsidiary to the parent company,  Medix.  The patent rights and  intellectual  property legal issues for software programs,  such as the Cymedix(R) products,  are complex and currently  evolving.  Since patent  applications  are secret  until  patents are issued,  in the United States,  or published,  in other countries,  we cannot be sure that we are the first to file any patent  application.  In addition,  there can be no assurance that  competitors,  many of which have far greater resources than we do, will not apply for and obtain  patents that will  interfere with our ability to develop or market product ideas that we have originated. Further, the laws of certain foreign  countries do not provide the protection to intellectual property  that is  provided in the United  States,  and may limit our ability to market its products overseas. We cannot give any assurance that the scope of the rights that we have been granted are broad  enough to fully  protect our Cymedix software from infringement.

     Litigation  or  regulatory  proceedings  may be  necessary  to protect  our intellectual  property  rights,  such as the scope of our patent.  In fact,  the
computer   software   industry  in  general  is   characterized  by  substantial
litigation.  Such  litigation and regulatory  proceedings are very expensive and could be a significant  drain on our resources and divert resources from product development.  There is no assurance that we will have the financial resources to defend our patent rights or other  intellectual  property from  infringement  or claims of invalidity.

     We also rely upon unpatented proprietary technology and no assurance can be given  that  others  will not  independently  develop  substantially  equivalent proprietary  information  and techniques or otherwise gain access to or disclose our  proprietary  technology or that we can  meaningfully  protect our rights in such unpatented proprietary technology.  We will use our best efforts to protect such  information and techniques,  however,  no assurance can be given that such efforts will be  successful.  The failure to protect our  intellectual  property could cause us to loose substantial  revenues and to fail to reach its financial potential over the long term.

Our Business is Highly Competitive

     Medical Information Software. Competition can be expected to emerge from established  healthcare  information  vendors and  established  or new  Internet related  vendors.  The most likely  competitors  are  companies  with a focus on clinical  information  systems  and  enterprises  with an  Internet  commerce or electronic  network  focus.  Many of  these  competitors  will  have  access  to substantially  greater amounts of capital  resources than we have access to, for the financing of technical,  manufacturing  and marketing  efforts.  Frequently, these competitors will have affiliations with major medical product companies or software  developers,  who will  assist in the  financing  of such  competitor's product  development.  We will seek to raise capital to develop Cymedix products in a timely manner,  however, so long as our operations remain  underfunded,  as they now are, we will be at a competitive disadvantage.

     Software  Development  Personnel.  The success of the development of our
Cymedix software is dependent to a significant  degree on our key management and technical  personnel.  We believe  that our  success  will also  depend upon our ability to attract,  motivate and retain highly skilled,  managerial,  sales and marketing,  and technical personnel,  including software programmers and systems architects  skilled in the  computer  languages  in which our  Cymedix  products operate. Competition for such personnel in the software and information services industries is intense.  The loss of key  personnel,  or the inability to hire or retain qualified personnel,  could have a material adverse effect on our results of operations, financial condition or business.

Securities Law Issues

     We have raised  substantial  amounts of capital in private  placements from time to  time.  The  securities  offered  in such  private  placements  were not registered  with the Securities  and Exchange  Commission or any state agency in reliance upon exemptions from such  registration  requirements.  Such exemptions are highly technical in nature and if we inadvertently failed to comply with the requirements of any of such exemptive provisions, investors would have the right to rescind their purchase of our  securities or sue for damages.  If one or more investors  were to  successfully  seek such  rescission or institute  such suit,
Medix could face severe  financial  demands that could  material  and  adversely affect our financial position.

Impact of Shares Eligible for Future Sale

     As  of  November  1,  2001,  we  had  54,669,447  shares  of  common  stock outstanding. As of that date, approximately 16,720,168 shares were issuable upon the  exercise  of  outstanding  options,  warrants  or  other  rights,  and  the conversion of preferred stock. Most of these shares will be immediately saleable upon exercise or conversion under registration statements we have filed with the
U.S.  Securities and Exchange  Commission  (the "SEC").  The exercise  prices of options,  warrants or other rights to acquire common stock presently outstanding range from $0.19 per share to $4.97 per share.  During the  respective  terms of the  outstanding  options,  warrants,  preferred  stock  and  other  outstanding derivative  securities,  the holders are given the  opportunity to profit from a rise in the market price of the common  stock,  and the exercise of any options, warrants or other rights may dilute the book value per share of the common stock and put downward pressure on the price of the common stock. The existence of the options, conversion rights, or any outstanding warrants may adversely affect the terms on which we may obtain additional equity financing.  Moreover, the holders of such  securities  are likely to exercise their rights to acquire common stock at a time  when we would  otherwise  be able to  obtain  capital  on terms  more favorable  than could be obtained  through the  exercise or  conversion  of such securities. See also the impact of our equity line of credit financing discussed in the following paragraphs.

Dilution Due to Equity Line of Credit

     In connection with our equity line of credit financing,  we have registered
9,500,000  additional  shares  with  the SEC for  sale by the  providers  of the financing,  of which  8,012,780  shares  remain  available  for  issuance  as of
November 1, 2001.  The resale of the common stock that may be issued by us under the equity line of credit  described  herein  will  substantially  increase  the number  of our  publicly  traded  shares  ("float").  If  existing  shareholders perceive that this increased float is not accompanied by a commensurate increase in value to the Company,  then  shareholder  value--real or  perceived--will  be diluted.  Such  dilution  could cause  holders of our shares of common  stock to sell,  thus  depressing  the  price of our  common  stock.  Therefore,  the very existence  of the equity line  financing  could  depress the market price of our common stock.

Risk of Additional Selling Pressure on Stock Price

     The resale of the  common  stock that will be issued by us under our equity line of credit  financing  could  depress the market price of our common  stock.
This  would  occur if such  resale  took the form of  heavy  volume,  or  volume concentrated  in a relatively  short period,  at levels greater than the trading activity  of our stock could  normally  support.  Furthermore,  the terms of the equity  line  provide  that we will  sell  shares  of our  common  stock  to the providers  of the  financing  at 91% of the  average of the three  lowest of the daily  volume-weighted  average prices of our common stock during the 22-trading day period immediately before our request for the advance.  Therefore, since all of the shares that are issued by us in connection with advances under the equity line  financing  will have a "built-in"  discount of at least 9% upon  issuance, this could  produce an impetus  for the  providers  of the equity line to resell their  shares  sooner or in greater  quantity  than they would  otherwise.  Such resale could have the effect of depressing our share price.

Volatility of Our Stock Price

     Historically,   our  common  stock  has   experienced   significant   price
fluctuations. This has been caused by one or more of the following factors:

o    unfavorable announcements or press releases relating to the technology sector;
o    regulatory,  legislative or other developments affecting our company or the health care industry generally;
o    conversion of our preferred stock and convertible debt into common stock at conversion  rates based on current market prices or below on current market prices of our common  stock and exercise of options and  warrants  at below current market prices;
o    sales by those  financing  our company  through an equity line of credit or convertible  securities  which have been registered with the SEC and may be sold into the public market immediately upon receipt; and
o    market conditions specific to technology and internet companies, the health care industry and general market conditions.

     In addition,  in recent years the stock market has experienced  significant price and volume fluctuations.  These fluctuations, which are often unrelated to the operating  performance of specific companies,  have had a substantial effect on the market price for many health care related technology  companies.  Factors such as those cited above, as well as other factors that may be unrelated to our operating performance may adversely affect the price of our common stock.

Application of Penny Stock Rules to Our Common Stock

     Trading of our common  stock may be subject to the penny  stock rules under the Securities  Exchange Act of 1934, as amended,  unless an exemption from such rules is available.  Broker-dealers  making a market in our common stock will be required to provide disclosure to their customers regarding the risks associated with our common stock,  the suitability for the customer of an investment in our common stock,  the duties of the  broker-dealer  to the customer and information regarding  bid  and ask  prices  for  our  common  stock,  and  the  amount  and description of any  compensation the  broker-dealer  would receive in connection with a  transaction  in our common  stock.  The  application  of these rules may result in fewer  market  makers  making a market of our common stock and further restrict the liquidity of our common stock.

Absence of Common Stock Dividends

     We have not had earnings, but if earnings were available, it is our general policy to retain any earnings  for use in our  operation.  Therefore,  we do not anticipate  paying any cash  dividends  on our common  stock in the  foreseeable future.  Any payment of cash dividends on our common stock in the future will be dependent  upon our  financial  condition,  results of  operations,  current and anticipated  cash  requirements,  plans for expansion,  as well as other factors that the Board of  Directors  deems  relevant.  We  anticipate  that our  future financing agreements will prohibit the payment of common stock dividends without the prior written consent of those providers.

                                          THE COMPANY

     Medix  Resources,  Inc.,  a  Colorado  corporation,  sold its  supplemental staffing business, which operated under the tradenames "National Care Resources"
and  "TherAmerica" on February 19, 2000, and now principally  develops  software for Internet-based communications and information management for medical service providers, through its wholly-owned subsidiary, Cymedix Lynx Corporation.

     We   acquired   Cymedix  in  January  of  1998.   Cymedix   has   developed
Internet-based communications and information management product, which we began marketing to medical  professionals in select markets nationwide.  Growth of the medical information  management marketplace is being driven by the need to share significant  amounts of clinical  and patient  information  between  physicians, their outpatient service providers,  hospitals,  insurance companies and managed care  organizations.  This  market  is  one of the  fastest-growing  sectors  in healthcare  today,  commanding  a projected  two-thirds  of health care  capital investments.  The Cymedix(R)software contains patented elements that can be used to develop secure medical communications products that make use of the Internet.
Using the Cymedix  software,  medical  professionals  can order,  prescribe  and
access  medical   information   from   insurance   companies  and  managed  care
organizations,  as well as from any participating  outpatient  service provider, such as a laboratory,  radiology center,  pharmacy or hospital.  We will provide the software at minimal charges to physicians and clinics, and will collect user fees whenever these products are used to provide  services on the Internet.  The
products'   relational  database  technology  will  provide  physicians  with  a permanent,  ongoing record of each patient's name, address, insurance or managed care affiliation,  referral status,  medical history,  personalized notes and an audit trail of past encounters.  Physicians will be able to electronically order medical procedures,  receive and store test results,  check patient eligibility, make  medical  referrals,  request  authorizations,  and  report  financial  and encounter information in a cost-effective, secure and timely manner.

     Our principal  executive office is located at 305 Madison Ave., Suite 2033,
New York, NY 10165,  and its telephone  number is (212) 697-2509.  Our principal administrative  office is at 7100 East Belleview  Ave.,  Greenwood  Village,  CO
80111,  and its  telephone  number is (303)  741-2045.  We also have  offices in
California, Georgia and New Jersey.

                                      USE OF PROCEEDS

     The net  proceeds  from the sale of shares  will be received by the selling shareholders.  Medix will not receive any of the  proceeds  from any sale of the shares by the selling  shareholders.  However,  Medix will  receive the proceeds from the  exercise  of warrants  and  options to purchase  the shares to be sold hereunder. Such proceeds will be used as working capital.

                                    SELLING SHAREHOLDERS

     The table  below sets forth  information  as of  November  12,  2001,  with respect to the  selling  shareholders,  including  names,  holdings of shares of common  stock prior to the  offering of the shares,  the number of shares  being offered  for each  account,  and the number and  percentage  of shares of common stock to be owned by the selling shareholders  immediately following the sale of the shares, assuming all of the offered shares are sold.

                                                                      Shares of
                                 Shares of                        Common Stock to be
                                Common Stock                     be Beneficially Owned
                                Beneficially     Shares of      Owned After the Offering
                                Owned Before    Common Stock    ------------------------
      Name                      the Offering    Being Offered      Number  Percentage
------------------------        ------------    -------------      ------  ----------
  Michael J. Ruxin               195,000           195,000              0       0
  Nais Corporation               250,000            90,000        160,000       *
  Lyle B. Stewart                200,000            75,000        125,000       *
  Fritz & Miller, P.C.           15,035              9,568          5,467       *
  Shapiro Forman Allen &         30,800             19,600         11,200       *
   Miller LLP
  Guli R. Rajani                 30,555             19,444         11,111       *
  Nicole S. Rajani               30,555             19,444         11,111       *
  Ajay G. Rajani                 30,555             19,444         11,111       *
                                 ------            -------
      Total                      782,500           447,500
---------
*less than 1%

Relationship Between Medix and the Selling Shareholders

     The selling  shareholders  have or will  acquire the shares of common stock indicated  above upon the  exercise of warrants or options  issued for  services rendered or in settlement of  litigation.  None of the persons  listed above are affiliates  or  controlled  by  affiliates  of the  Company.  We have a separate contractual  obligation  to file this  registration  with certain of the selling shareholders.

                                 DESCRIPTION OF SECURITIES

     Our authorized  capital consists of 100,000,000 shares of common stock, par value $.001 per share,  and 2,500,000  shares of preferred stock. As of November
1, 2001, we had outstanding  54,669,447  shares of common stock, 1 share of 1996
Preferred  Stock,  50 shares of 1999 Series B Preferred  Stock and 375 shares of
1999 Series C Preferred  Stock.  As of such date,  our common  stock was held of record by  approximately  375 persons and  beneficially  owned by  approximately
9,000 persons.

Common Stock

     Each  share of common  stock is  entitled  to one vote at all  meetings  of shareholders.  Shareholders  are not permitted to cumulate votes in the election of directors.  Currently,  the Board of Directors consists of six directors, who serve for staggered terms of three years, with at least two directors elected at every  annual  meeting.  All shares of common stock are equal to each other with respect to  liquidation  rights and  dividend  rights.  There are no  preemptive rights to purchase any  additional  common stock.  In the event of  liquidation, dissolution or winding up of Medix, holders of the common stock will be entitled to receive on a pro rata basis all assets of Medix remaining after  satisfaction of all  liabilities  and preferences of the  outstanding  preferred  stock.  The outstanding  shares of common stock and the shares of common stock issuable upon conversion or exercise of derivative  securities are or will be, as the case may be, duly and validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

     We have  retained  Computershare  Trust  Company,  Inc.,  12039 W.  Alameda
Parkway,  Suite Z-2,  Lakewood,  Colorado 80228, as Transfer Agent and Registrar
for the our common stock, (303) 986-5400.

                                    PLAN OF DISTRIBUTION

     The selling shareholders and any of their pledgees,  donees,  assignees and successors-in-interest  may, from time to time,  sell any or all of their shares of Common Stock on any stock exchange,  market or trading  facility on which the shares are traded. These sales may be at fixed or negotiated prices. The selling shareholders  may use any one or more  of the  following  methods  when  selling shares:

o     ordinary brokerage  transactions and transactions in which the broker-dealer  solicits purchasers;

o     block trades in which the  broker-dealer  will attempt to sell the shares as agent but may  position  and  resell a  portion  of the block as  principal  to  facilitate  the transaction;

o     purchases by a  broker-dealer  as principal  and resale by the  broker-dealer  for its account;

o     an exchange distribution in accordance with the rules of the applicable exchange;

o     privately negotiated transactions;

o     short sales;

o     broker-dealers  may agree with the selling  shareholders to sell a specified number of such shares at a stipulated price per share;

o     a combination of any such methods of sale; and

o     any other method permitted pursuant to applicable law.

     The  selling  shareholders  may also sell  shares  under Rule 144 under the
Securities Act, if available, rather than under this prospectus.

     The selling  shareholders  may also engage in short sales  against the box, puts  and  calls  and  other  transactions  in  securities  of  the  Company  or derivatives  of Company  securities and may sell or deliver shares in connection with these  trades.  The selling  shareholders  may pledge their shares to their brokers  under  the  margin  provisions  of  customer  agreements.  If a selling shareholder  defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.  The selling  shareholders have advised the Company that they have not entered into any agreements,  understandings  or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary  course  brokerage  arrangements,  nor is there an  underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     Broker-dealers  engaged by the selling  shareholders  may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling  shareholders  (or, if any  broker-dealer  acts as agent  for the  purchaser  of  shares,  from the  purchaser)  in  amounts  to be negotiated.  The  selling  shareholders  do not  expect  these  commissions  and discounts to exceed what is customary in the types of transactions involved.

     Selling  shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters"  within the meaning of the
Securities Act in connection  with such sales.  In such event,  any  commissions received  by such  broker-dealers  or agents and any profit on the resale of the shares  purchased  by them  may be  deemed  to be  underwriting  commissions  or discounts under the Securities Act.

     The  Company  is  required  to pay all fees and  expenses  incident  to the registration  of the  shares,  including  fees and  disbursements  of counsel to certain of the selling shareholders.  Otherwise,  all discounts,  commissions or fees  incurred in connection  with the sale of the common stock  offered  hereby will be paid by the selling  shareholders.  The Company has agreed to  indemnify certain  selling  shareholders  against  certain  losses,  claims,  damages  and liabilities, including liabilities under the Securities Act.

     Upon the Company being notified by a selling  shareholder that any material arrangement  has been entered into with a  broker-dealer  for the sale of shares through a block trade,  special  offering,  exchange  distribution  or secondary distribution  or a  purchase  by a  broker  or  dealer,  a  supplement  to  this prospectus  will be  filed,  if  required,  pursuant  to Rule  424(b)  under the
Securities Act,  disclosing (i) the name of each such selling shareholder and of the participating  broker-dealer(s),  (ii) the number of shares involved,  (iii)
the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or  incorporated  by  reference  in this  prospectus,  and (vi) other  facts material to the transaction.

     In  order  to  comply  with  the  securities  laws of  certain  states,  if applicable,  the shares will be sold in such  jurisdictions,  if required,  only through  registered  or licensed  brokers or dealers.  In  addition,  in certain states the shares may not be sold  unless  the shares  have been  registered  or qualified  for  sale  in  such  state  or  an  exemption  from  registration  or qualification is available and complied with.

     The Company has advised the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales of the shares offered hereby.

                         INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Article 109 of the Colorado  Business  Corporation  Act generally  provides that Medix may indemnify its directors,  officers,  employees and agents against
liabilities  in  any  action,  suit  or  proceeding  whether  civil,   criminal,
administrative or investigative and whether formal or informal (a "Proceeding"), by reason of being or having been a director,  officer,  employee,  fiduciary or agent of Medix, if such person acted in good faith and reasonably  believed that his conduct,  in his official capacity,  was in the best interests of Medix (or, with  respect  to  employee  benefit  plans,  was in the best  interests  of the participants of the plan),  and in all other cases that his conduct was at least not opposed to Medix's best interests. In the case of a criminal proceeding, the director,  officer,  employee  or agent  must  have had no  reasonable  cause to believe  that his  conduct  was  unlawful.  Under  Colorado  Law,  Medix may not indemnify a director, officer, employee or agent in connection with a proceeding by or in the right of Medix if the director is adjudged liable to Medix, or in a proceeding in which the directors,  officer employee or agent is adjudged liable for an improper personal benefit.

     Our  Articles  of  Incorporation   provide  that  we  shall  indemnify  its
directors,  and  officers,  employees and agents to the extent and in the manner permitted by the  provisions  of the laws of the State of  Colorado,  as amended from time to time,  subject to any  permissible  expansion or limitation of such indemnification,  as  may be  set  forth  in  any  shareholders'  or  directors'
resolution or by contract.

     Insofar as  indemnification  for  liabilities  under the  Securities Act of
1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons  controlling  Medix pursuant to the foregoing  provisions,  Medix has been informed that in the opinion of the  Commission,  such  indemnification  is against  public  policy as  expressed  in the  Securities  Act and is  therefore unenforceable.

                                   AVAILABLE INFORMATION

     We are a  reporting  company  and file our  annual,  quarterly  and current reports,  proxy  material and other  information  with the SEC.  Reports,  proxy statements and other information  concerning Medix filed with the Commission may be inspected at the Public  Reference  Room  maintained by the Commission at its office, 450 Fifth Street, N.W., Washington,  D.C. 20549. Copies of such material can be obtained from the Public  Reference  Room of the  Commission at 450 Fifth
Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information  about the Public reference room in Washington,  D.C. by calling the
SEC at  1-800-SEC-0330.  Our SEC filings are also available at the SEC's Website at "http:\\www.sec.gov".

     We have filed a  registration  statement  under the  Securities  Act,  with respect to the securities  offered pursuant to this Prospectus.  This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance  with the rules and regulations
of  the  Commission.   For  further  information,   reference  is  made  to  the
registration  statement and the exhibits  filed as a part thereof,  which may be found at the locations and Website referred to above.

                     INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to  "incorporate by reference"  information  that we file with them,  which means that we can  disclose  important  information  to you by
referring  you  to  the  documents   filed  with  the  SEC  that  contains  that
information.  The information  incorporated by reference is an important part of this  Prospectus,  and it is  important  that you review it before  making  your investment  decision.  We hereby  incorporate by reference the documents  listed below:

(a)   a copy of our Annual  Report on Form  10-KSB for the  fiscal  year ended  December 31,
      2000, filed with the SEC on March 21, 2001;

(b)   copies of our Quarterly  Reports on Form 10-Q for the fiscal  quarters ended March 31,
      June 30,  and  September  30,  2001,  filed  with the SEC on May 14,  August  14,  and
      November 14, 2001;

(c)   copies of the our Forms 8-K,  filed with the SEC on January 9, January 16, January 17,
      January 29,  February 1, February 20, March 15, March 27, April 5, April 11, April 23,
      May 24, June 12,  June 22,  2001,  July 30,  October 9,  October  24,  October 31, and
      November 2, 2001.

     We are  delivering  with this  Prospectus a copy of the Form 10-KSB and the most recent Form 10-Q referred to above.  Any statement  contained in a document incorporated or deemed to be incorporated  by reference in this  Prospectus,  or made herein,  shall be deemed to be modified or superseded  for purposes of this
Prospectus  to  the  extent  that  a  statement   contained  herein  or  in  any
subsequently  filed  document,  which also is or is deemed to be incorporated by reference  herein,  modifies or  supersedes  such  statement.  Any  statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     All other documents filed by the Company pursuant to Sections 13(a), 13(c),
14 and 15(d) of the Securities  Exchange Act of 1934, as amended,  subsequent to the  date of this  Prospectus  and  prior  to the  termination  of the  Offering pursuant to this Prospectus  shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of filing of such documents.

     We will provide  without  charge to each person,  including any  beneficial owner,  to whom a copy of this  Prospectus  is  delivered,  upon oral or written request of any such person,  a copy of any or all of the documents  incorporated herein by  reference,  other than the  exhibits to such  documents  (unless such exhibits are  specifically  incorporated by reference into the information  that this Prospectus incorporates). Requests should be directed to Investor Relations
Department,  Medix  Resources,  Inc.,  7100  E.  Belleview  Avenue,  Suite  301,
Greenwood Village, Colorado 80111, telephone (303) 741-2045.

                                       LEGAL MATTERS

     The  validity of the shares  offered  hereby is being passed upon for us by
Lyle B. Stewart, P.C. Lyle B. Stewart, P.C. has been granted options to purchase
25,000 shares of Medix common stock at an exercise price of $0.26 per share, and
Mr.  Stewart,  individually,  has been granted  options to purchase  100,000 and
75,000  shares of Medix common  stock at exercise  prices of $3.38 and $0.92 per share, respectively.

                                          EXPERTS

     The consolidated financial statements of Medix as of December 31, 2000, and for each of the two years in the period ended December 31, 2000 appearing in our
2000 Form  10-KSB have been  audited by Ehrhardt  Keefe  Steiner & Hottman  P.C., independent auditors, as stated in their report appearing therein, and have been incorporated  herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

    Item 14.  Other Expenses of Issuance and Distribution.

     The  following  is a list of the  estimated  expenses to be incurred by the
Registrant in connection with the issuance and  distribution of the Shares being registered hereby.

         SEC Registration Fee................................$   84
         Blue Sky Filing Fees and Expenses...................     0*
         Accountants' Fees and Expenses...................... 1,000*
         Legal Fees and Expenses............................. 5,000*
         Miscellaneous.......................................     0*
                                                             ------
         TOTAL...............................................$6,084*
                                                             ======
--------------------
    *  Estimated, subject to change.

        The Company will bear all of the above expenses of the registration of the Shares.

      Item 15.  Indemnification of Directors and Officers.

            See "INDEMNIFICATION OF OFFICERS AND DIRECTORS" in the Prospectus.

      Item 16.  Exhibits.

Exhibit
Number            Description
-------           -----------

5.1               Opinion of Lyle B. Stewart, Esq

23.1              Consent of Ehrhardt Keefe Steiner & Hottman P.C.

23.2              Consent of Lyle B. Stewart, Esq. (included in Exhibit 5.1)

24.1              Power of Attorney (included on signature page)
------------
* Previously Filed

      Item 17.  Undertakings.

      A.    The undersigned Registrant hereby undertakes:

            (1)   To file,  during any  period in which  offers or sales are being  made,  a post-effective amendment to this Registration Statement:

                  (i)   To  include  any  prospectus  required  by  Section 10(a)(3)  of the
      Securities Act of 1933, as amended (the "Act");

                  (ii)  To reflect in the  prospectus  any facts or events arising after the effective  date of the  Registration  Statement  (or the  most  recent  post-effective amendment  thereof) which,  individually or in the aggregate,  represent a fundamental change in the information  set forth in the  Registration  Statement.  Notwithstanding the foregoing,  any increase or decrease in volume of securities offered (if the total dollar value of  securities  offered would not exceed that which was  registered)  and any deviation from the low or high and of the estimated  maximum offering range may be reflected in the form of prospectus filed with the Commission  pursuant to Rule 424(b)
      if, in the  aggregate,  the  changes  in volume  and price  represent  no more than 20 percent change in the maximum  aggregate  offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii)       To include any material  information  with respect to the plan of  distribution  not  previously  disclosed  in  the  Registration  Statement  or any material change to such information in the Registration Statement;

            provided,  however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the
Registration  Statement is on Form S-3, Form S-8 or Form F-3,  and the information  required to be included in a  post-effective  amendment by those  paragraphs is contained in periodic
reports  filed  with  or  furnished  to  the   Securities  and  Exchange   Commission   (the
"Commission")  by the  Registrant  pursuant to Section 13 or Section 15(d) of the Securities
Exchange Act of 1934, as amended (the "Exchange  Act"),  that are  incorporated by reference in the Registration Statement.

            (2)   That,  for the purpose of  determining  any liability  under the Act, each such  post-effective  amendment shall be deemed to be a new registration  statement relating to the securities  offered  therein,  and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)   To remove from registration  by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.    Insofar as indemnification  for liabilities  arising under the Act may be permitted to directors,  officers and  controlling  persons of the  Registrant  pursuant to the foregoing provisions,  or  otherwise,  the  Registrant  has been  advised  that in the  opinion of the
Commission  such  indemnification  is against  public policy as expressed in the Act and is, therefore,  unenforceable.  In the  event  that a claim  for  indemnification  against  such liabilities  (other than the  payment by the  Registrant  of expenses  incurred or paid by a director,  officer or controlling  person of the Registrant in the successful defense of any action,  suit or proceeding) is asserted by such director,  officer or controlling person in connection with the securities being registered,  the Registrant will, unless in the opinion of its counsel the matter has been settled by  controlling  precedent,  submit to a court of appropriate  jurisdiction the question whether such  indemnification by it is against public policy  as  expressed  in the Act and will be  governed  by the final  adjudication  of such issue.

                                         SIGNATURES

            Pursuant to the  requirements  of the  Securities  Act of 1933,  the  registrant certifies  that it has reasonable  grounds to believe that it meets all of the  requirements for filing on Form S-2 and has duly caused this  Registration  Statement to be signed on its behalf by the undersigned,  thereunto duly authorized, in New York, New York on November 14,
2001.

                                    MEDIX RESOURCES, INC.

                                    By /s/ John R. Prufeta
                                       John R. Prufeta,
                                       President and CEO

            Pursuant to the  requirements of the Securities Act of 1933,  this  Registration
Statement has been signed below by the following  persons in the capacities and on the dates indicated.

Each  person  whose  signature  appears  below in so signing  also  makes,  constitutes  and appoints  John R.  Prufeta and Gary L. Smith,  and each of them,  his or her true and lawful attorney-in-fact,  with full power of  substitution,  for him in any and all capacities,  to execute  and cause to be filed  with the  Securities  and  Exchange  Commission  any and all amendments  and  post-effective  amendments to this  Registration  Statement,  with exhibits thereto and other  documents in connection  therewith,  and hereby ratifies and confirms all that said  attorney-in-fact  or his substitute or substitutes  may do or cause to be done by virtue hereof.

       Signature                            Title                   Date
       ---------                            -----                   ----

/s/ John R. Prufeta              President, Chief Executive           November 16, 2001
John R. Prufeta                  Officer and Director
                                 (Principal Executive
                                 Officer)

/s/ Gary L. Smith                Executive Vice President             November 16, 2001
Gary L. Smith                    and Chief Financial
                                 Officer (Principal
                                 Financial and Accounting
                                 Officer)

/s/ John T. Lane                 Director                             November 16, 2001
John T. Lane

/s/ David B. Skinner             Director                             November 16, 2001
David B. Skinner

/s/ Samuel H. Havens             Director                             November 16, 2001
Samuel H. Havens

/s/ Joan E. Herman               Director                             November 16, 2001
Joan E. Herman

_______________                  Director                             November __, 2001
Patrick W. Jeffries

_______________                  Director                             November __, 2001
Guy L. Scalzi

                                       EXHIBIT INDEX

Exhibit
Number                  Description
------                  -----------

5.1               Opinion of Lyle B. Stewart, Esq.

23.1              Consent of Ehrhardt Keefe Steiner & Hottman P.C.

23.2              Consent of Lyle B. Stewart, Esq.
                  (included in Exhibit 5.1)

24.1              Power of Attorney (included on the signature page)